Filed by: TriVascular Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: TriVascular Technologies, Inc.

Commission File No.: 001-36419

The following is a series of questions and answers being provided to TriVascular employees

QUESTIONS AND ANSWERS ABOUT ANNOUNCED MERGER AGREEMENT WITH ENDOLOGIX

ALL EMPLOYEES

General/Transaction

What are the terms of the transaction?	We’ve agreed to merge with Endologix. TriVascular shareholders will receive stock in Endologix and a cash payment. Specific details of the transaction are detailed in our press release dated October 26 and in our SEC filings which can be accessed on our website at www.trivascular.com.

When will the merger transaction become final?	The closing of the merger is currently anticipated to take place in Q1 2016 after the satisfaction of certain closing conditions including obtaining regulatory clearance, and the completion of various tasks by the parties, as well as approval by TriVascular stockholders at a special meeting.

Will the name of TriVascular continue?	Until the deal closes, we remain independent competitors — our name will remain TriVascular and we will continue to operate our company on our own — business as usual. Once the transaction is legally complete and the merger is in place, we will change our name to Endologix. Once the merger is complete, we will begin an orderly transition of all TriVascular logos, materials and products to reflect the new Endologix brand and image.

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Why are we doing this now?	This merger provides the opportunity to create a stronger organization with the most innovative technology under one umbrella. It increases our commercial capability thus enabling more physicians and patients access to the Ovation® platform.

What will this do to our stock price?	Initially we would expect the stock to move up to reflect the acquisition premium, however it’s important to remember that this is a stock transaction and our shareholders will be receiving Endologix shares when the deal closes. Our stock is likely to move up or down with their stock price until the deal closes.

Will I have a job in the new organization?	No decisions have been made yet and no decisions will be final until after the deal is closed. In this merger, there will be synergies on both sides. Many of you will be asked to join the new organization but that plan will be announced shortly after the close of the merger.

Stock, Options & RSU’s

What will happen to any stock I have?	Upon the closing of the merger, the shares of TriVascular stock you already own will convert into the right to receive shares of Endologix common stock and cash, the exact amounts of which will be determined immediately prior to the closing.

What will happen to my stock options?	Because Endologix will not be assuming our equity incentive plans, outstanding equity awards or our outstanding stock options, all of the vesting conditions of your stock options will be accelerated in full and you will have an opportunity to exercise any of your current options prior to the closing, if you so choose. Any options you do not exercise prior to the

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closing will terminate in connection with the closing. We will provide guidance and reminders on how to exercise options as we get closer to the finalization of the merger.

What will happen to my RSU’s	Because Endologix will not be assuming our equity incentive plans, outstanding equity awards or our outstanding RSUs, all of the vesting conditions of your RSUs will be accelerated in full and you will receive the fully vested shares of TriVascular common stock subject to your RSUs. These shares of TriVascular common stock will then be treated in the merger the same way as any other shares of TriVascular common stock outstanding at that time, and will be converted into shares of Endologix common stock and cash, the exact amounts of which will be determined immediately prior to the closing.

What do I need to do to exercise my options, convert my shares or get my RSU’s?	You don’t need to do anything now. We will hold information sessions in the coming months leading up to the transaction close to inform employees on the procedures to exercise options and receive shares underlying RSU’s

Can I exercise options and sell shares before the transaction closes?	You are entitled to exercise any vested options or buy or sell stock in accordance with our Insider Trading Policy. Our normal blackout periods will apply. The next open window for all employees starts November 12, 2015 and closes December 17, 2015 for “Level 2” employees and November 30, 2015 for “Level 1” employees.

What does this merger mean for my ESPP account?	TriVascular’s ESPP will be terminated immediately prior to the closing. If you have been participating in the ESPP through payroll deductions, have not reached the maximum share limits for purchases in the applicable calendar year, and have a cash balance available in your account (i.e. have not

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withdrawn or otherwise requested a refund), you will participate in the final Purchase Date under the ESPP and will purchase additional shares of TriVascular common stock (at your applicable discount price) immediately before the closing of the merger. Any cash remaining in your account for any reason after that Purchase Date will be refunded to you, and no further payroll deductions will take place under the ESPP. The shares of TriVascular common stock that you acquire on the final Purchase Date will be treated in the merger the same way as any other shares of TriVascular common stock outstanding at that time, and will be converted into shares of Endologix common stock and cash, the exact amounts of which will be determined immediately prior to the closing.

Will I have to pay taxes on my stock, any options I exercise or RSU’s?	We will provide some tax information in information sessions over the coming months.

Compensation & Benefits

Will my pay be affected by the merger?	Endologix has agreed for one year after closing of the merger to provide to each employee who continues to be employed following the merger, annual cash compensation (base salary and cash-based incentive compensation opportunities) of no less than that provided by TriVascular immediately prior to the closing.

Are my benefits going to change when the merger closes?	At this time, you should just follow the instructions with respect to the current open enrollment period for the TriVascular employee benefits programs, which will begin the week of November 9th. No action is otherwise required by you related to your benefits. For one year following

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the closing, Endologix has agreed to provide to each employee who continues to be employed following the merger, with benefits, which are no less favorable in the aggregate than employee benefits provided to similarly situated employees of Endologix. More information about employee benefits at Endologix will be provided prior to or shortly after the closing of the merger.

Will my years of service be recognized?	Endologix will honor any eligibility/length of service provisions that have been met while you have been employed by TriVascular, such as vacations, accrued PTO, and eligibility for various benefits.

What happens to my PTO?	Between now and the closing of the merger, it is business as usual and our PTO policy will continue as it has in the past. Endologix will honor any PTO outstanding as of closing. More information about time off programs at Endologix will be provided prior to or shortly after the closing of the merger.

What happens to my 401(k)?	The TriVascular 401(k) plan will be terminated, and subject to the receipt of the necessary IRS determination letter, you will have the opportunity to either roll-over the eligible amounts in your current TriVascular account (including any loans you may have) to the Endologix 401(K) plan if you are then actively employed by Endologix or any of its subsidiaries, or into another individual tax-deferred retirement account, such as an IRA, or have it distributed to you. You don’t need to make any changes at this point. You will receive more information on this prior to or shortly after the close.

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Integration

What is the integration plan with regard to people? Will anyone at be laid off and in what areas?	No decisions will be made about specific staff until the transaction is closed. Operations are expected to continue as usual in Irvine and Santa Rosa. Over time, Endologix will look to identify efficiencies across the organization.

Is Endologix going to keep some of the TriVascular employees? How many?	No decisions will be made about specific staff until the transaction is closed. However, we have very unique capabilities that exist in the TriVascular organization – these technologies, products and people are a key part of the new organization.

Are we going to keep 2 sales teams? One for ELGX and one for TriVascular or will all sales representatives sell the entire portfolio?	Once the merger is complete, we will have one consolidated sales team selling all products in key geographies. Until then, the companies remain independent competitors and will continue to compete aggressively, as they always have; the TriVascular and Endologix sales teams will remain separate and cannot promote or sell each other’s products. A process to develop a new field sales structure and plan will be initiated over the next several weeks.

What areas of responsibility are going to be moved to Irvine?	It is premature for us to answer this question right now and no final decision will be made until after the transaction closes. Now that we have signed a definitive agreement, Endologix will begin working with TriVascular management to better understand each organization’s capabilities and needs of the new company.

When will the integration start to happen?	Integration will begin as soon as the merger is complete, which we expect to be early in the 1st quarter of 2016. Until then, the companies remain separate and must continue to compete as they always have. The parties have not actually merged until the transaction closes and remain legally separate competitors with a legal obligation to conduct business separately.

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Where will the headquarters for the combined company be?	Irvine will be Global headquarters for the new company. However, Santa Rosa will remain a key facility for Endologix.

Will Santa Rosa be shut down?	We have many special and unique capabilities in Santa Rosa and it will remain a key facility for Endologix.

Will my focus shift due to the merger?	No. Until the merger is complete we must continue to operate as we always do, competing against Endologix. It will be very important that we stay focused on delivering our current goals and objectives. In certain situations, priorities may change to help support the integration of this deal, but always in the context of TriVascular competing as an independent competitor.

What areas of responsibility will be integrated with Endologix operations? Will anyone from TriVascular be offered a job in Irvine?	No final decisions will be made until the merger is closed. A specific integration plan has not been finalized and will be prepared over the next couple of months. It is premature for us to speculate at this time.

Will we make Endologix products here or will they make any of our products?	In the short term, TriVascular will develop and manufacture in Santa Rosa and Endologix in Irvine. Over time there may be shifts of certain functions to and from each site. No plans have been established and nothing will be finalized until the merger is completed.

Product

How is the new product portfolio going to be positioned?	The combined portfolio of Endologix and TriVascular will enable physicians to treat the most patients within IFU. Our breadth of offering will allow physicians to choose the right product for the right patient/anatomy.

How does the change affect our new product development strategy for next year? Beyond that?	We will not change our product development strategy until the transaction is completed, because until that time we remain independent competitors. It is

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imperative that we remain focused on our current projects and execute to those timelines. Endologix places great value in TriVascular development and manufacturing capabilities and may initiate several new product development programs in Santa Rosa, but none of those decisions will be made until after the merger is complete.

Are the sales representatives going to support all three product platforms?	Yes. Development programs for all three platforms are actively being discussed.

Has Endologix lost confidence in Nellix?	No. Endologix remains bullish about the future of Nellix globally. However, there is no single device that can effectively treat the large unique and diverse population of patients requiring AAA repair. The combination of the three platforms will allow the combined company to provide physicians with the broadest portfolio of product options to expand the EVAR option to more patients within an approved IFU.

Will we discontinue any of our products, or will they?	We do not have any current plans to discontinue any products. The new organization provides three very attractive product offerings for our customers and their patients.

Sales/Customers

Can I tell my customers that Endologix bought us?	You can confirm that we have agreed to merge and we are excited about what the future holds, and deliver the customer letter from Chris Chavez. However, we remain independent competitors — thus, you cannot promote Endologix products until the merger is complete, or otherwise hold out the companies as combined. Continue to compete aggressively. We have not actually merged until the transaction closes.

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Can I tell my customer that they ought to deal with me going forward, and not an Endologix rep?	No, you may not suggest to customers in any way that they should alter their purchasing decisions or process because of the proposed transaction. For example, you may not suggest to a customer or potential customer that they should not purchase from an Endologix representative because “the companies are going to be combined in the future.”

What do I tell my customers about who their rep will be after the merger?	You can tell them that once the merger is complete there will be a process to re-align the combined salesforces. Until this process is complete, it’s premature to comment or speculate how territories will be configured and staffed.

Sales Team

When will we know the new structure?	The new structure will be announced shortly after the deal closes.

How big will the new sales organization be?	We and Endologix are currently working on an optimization study to define the number and boundaries of territories and related regional alignments. The team will be maximized to meet the short and longer term revenue growth objectives of the new organization.

How will team members be selected?	There will be a very objective process to ensure we maximize our new structure.

If an Endologix rep is living in the same city that I do, are you going to keep both of us?	We and Endologix view this merger as a way to increase and improve our strategic sales coverage in the US and Europe. We will look at the coverage needs of each respective geographic area and match the talent from one or both companies to address coverage requirements.

If TRIV/ELGX are in the same territory, how will customers be divided up?	Every effort will be made to minimize disruptions to current relationships. However, until the transaction closes, you must continue to compete for all accounts aggressively. The parties have not actually merged until the transaction closes and we remain independent competitors.

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When will we be expected to sell the Endologix device?	You will be trained and certified to sell and support all products approved for your region starting in Q1.

Q&A with Customers

Will I have the same sales rep…I have grown to rely on him/her?	We will make every effort to ensure there is no disruption in your support and relationship. We are committed to providing you with the best service possible. Providing service continuity and excellence is a top priority.

Why are you doing this?	We are impressed with Endologix’ commercial capabilities and technology. We believe there is strong opportunity to combine our technology and commercial capabilities with their technology and commercial capabilities to drive significant growth. There is no single device that can meet all requirements for a durable AAA repair. The combination of the three platforms allows us to provide you with three innovative technology platforms to treat the most patients of any company within IFU.

Will you be discontinuing Ovation or some of their products?	We have no plans to discontinue any products, and we remain excited about the Ovation platform and believe the increased salesforce and organizational capabilities will provide more physicians and patients access to the Ovation systems. However, there is no single device that can meet all requirements for a durable AAA repair. The combination of the three platforms allows us to provide you with more treatment options for each of your patients

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Q&A with Distributors

Will I be able to sell Endologix products?	Endologix is currently assessing the existing relationship, contracts, market presence and business practice of each distributor and will come back to you quickly after this assessment is done. No changes will be implemented until after the deal has closed.

Am I going to have to compete with another distributor selling Endologix products?	Endologix is currently assessing the market dynamics and the best way to ensure optimal presence in your market and will come back to you quickly after this assessment is done. No changes will be implemented until after the deal has closed.

Will I be bought out? When?	Endologix is currently assessing the market dynamics and the best way to ensure optimal presence in your market and will come back to you quickly after this assessment is done. No changes will be implemented until after the deal has closed.

Why would I buy product in Q4 if I may be terminated at close?	Endologix and TriVascular must and will continue to run our respective businesses in the normal course as we have historically. It’s premature to speculate when or if your contract will be terminated. Let’s stay focused on providing our customers and patients with the great service they deserve.

The Q&A’s in this document are intended to address commonly asked questions in summary format and do not create contractual rights or amend any plans or benefit programs. As always, the terms of the underlying benefit plans, and the merger agreement with respect to items addressed in the merger agreement, control in the event of a conflict with this summary, and TriVascular and Endologix reserve the right to amend or terminate their benefit plans in accordance with the terms of the plans and applicable law. Nothing in this document should be construed as an employment contract. The employment relationship between TriVascular and its employees is employment at will.

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Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The transaction referenced in this communication has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Proxy Statement/Prospectus”). This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION.

In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com.

Participants in the Solicitation

Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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